Exhibit 99.1

Cazoo Announces Fourth Quarter and Full Year 2021 Financial Results

Record year with 312% YoY increase in Revenue & 49,853 Vehicles Sold in FY 2021

●	Record revenues of £668m, up 312% YoY driven by significant UK retail sales growth

●	Vehicles sold up 233% YoY, to 49,853 as consumers continue to embrace proposition

●	Significant improvement in UK Retail GPU, up £656 YoY to £427 per vehicle in FY 2021

●	Multiple acquisitions, enhancing infrastructure, proposition, team & geographic reach

●	Launched in France and Germany and preparing for launch in Italy and Spain in 2022

●	Strong cash position following issuance of $630 million convertible notes in February

London and New York, April 7, 2022 — Cazoo Group Ltd (NYSE: CZOO) (“Cazoo” or “the Company”), Europe’s leading online car retailer, which makes buying and selling a car as simple as ordering any other product online today, has announced its financial results for the year ended December 31, 2021.

Alex Chesterman OBE, Founder & CEO of Cazoo, commented, “I am incredibly proud of what the team at Cazoo has achieved since launch and particularly over the last 12 months. Our strong growth, rapid market expansion and market-leading consumer feedback, give us increasing confidence in both our strategy and our ability to deliver on our market share and profitability ambitions.

During 2021, we made some important strategic progress, creating further moats around our business. In the UK we brought our vehicle reconditioning in-house well ahead of schedule, a challenging process but one which has significant long-term advantages. We also successfully launched our car buying channel, now sourcing a substantial proportion of our vehicles directly from consumers.

Outside of the UK, we have expanded our total addressable market (“TAM”) dramatically through our entry into France, Germany, Italy and Spain, the four largest automotive retail markets in the EU. Together with the UK, these five key markets have a combined TAM of over £300 billion and our long-term target is to capture a 5% market share, which is why we are extremely energised by our future growth opportunities.

Whilst we have accomplished an enormous amount in a short period, we are still just at the start of this exciting journey. Our strong growth in 2021 combined with the strategic building blocks that we have put in place, including our significant funding, means that we are very well positioned to deliver on our ambitious growth plans.”

Stephen Morana, Chief Financial Officer of Cazoo, added, “I am delighted with the excellent progress we have made in 2021. We have seen rapid revenue growth of 312% YoY to £668m, driven by a 233% increase in vehicles sold and further uptake of our finance and ancillary products. Last year was only our second full year of operations and I am very proud of how quickly we have scaled the business.

I am also extremely encouraged by the strategic steps we made in 2021 that we believe have set us up for significant future GPU expansion. We have made sensible investments by bringing UK reconditioning in-house and with the launch of our car buying channel, which has seen incredible traction and in Q4 2021 we sourced over 30% of our retail sales directly from consumers.

Whilst these investments have impacted GPU in the short term, the benefits are clear and give us much greater visibility and confidence to deliver on our long-term GPU target of £3,000. We remain laser focused on continuing our path to profitability and while our UK Retail GPU will be sequentially lower in Q1 2022, we expect to see material improvements through the year, up significantly in Q2 2022 and approaching £900 for FY22.

Our balance sheet remains very strong. In February 2022 we raised $630 million from the issuance of convertible notes. We believe this, when combined with our December 31, 2021 cash position of almost £200m, gives us a clear runway for at least the next 24 months to execute on our ambitious strategy, and by which stage we believe our UK business will reach profitability.”

Summary Results

	Year ended December 31,			Three months ended December 31,
	2021 (unaudited)	2020	Change	2021 (unaudited)	2020	Change
Vehicles Sold	49,853	14,981	+233%	16,325	6,665	+145%
Retail	34,731	12,097	+22,634	8,714	5,408	+3,306
Wholesale	15,122	2,884	+12,238	7,611	1,257	+6,354
Revenue (£m)[1]	668	162	+312%	245	75	+227%
Retail (£m)[1]	501	150	+234%	157	69	+128%
Wholesale (£m)	104	9	+1056%	69	4	+1625%
Other (£m)	63	3	+2000%	19	2	+850%
UK Retail GPU (£)[2]	427	(229)	+656	233	(170)	+403
Gross Profit (£m)	25	(3)	+28	2	(1)	+3
Gross Margin (%)	3.7%	(1.8%)	+5.5%pts	0.7%	(1.0%)	+1.7%pts
Loss for the year[3]	(550)	(103)	(447)
Adj. EBITDA (£m)[4,5]	(180)	(81)	(99)
Adj. EBITDA Margin (%)[4,6]	(27.0%)	(50.1%)	+23.1%pts

[1]	‘Retail revenue’ excludes £17 million of sales in 2021 where Cazoo sold vehicles as an agent for third parties and only the net commission received from those sales is recorded within ‘Retail revenue’ (2020: £nil). ‘Other revenue’ includes ancillary products, subscription, remarketing and servicing income.

[2]	UK Retail GPU (Gross Profit per Unit) is derived from UK retail and ancillary product revenues, divided by UK retail units sold (net of returns). ‘UK Retail GPU’ was previously referred to as ‘Retail GPU’ as we did not have non-UK retail revenues prior to December 2021. 2021 UK Retail GPU excludes de minimis EU retail unit sales and EU gross loss.

[3]	Loss for the year includes a non-cash IFRS 2 expense of £241 million as a result of the business combination (the “Business Combination”) with Ajax I (“Ajax”).

[4]	Adjusted EBITDA is defined as loss for the period from continuing operations, adjusted for tax, finance income/expense, depreciation and amortization and impairment of intangible assets, share based payment expense, IFRS 2 expense on the Business Combination, fair value movement in warrants and exceptional items.

[5]	For a reconciliation to the most directly comparable measure under International Financial Reporting Standards (“IFRS”) see the section titled “Adjusted EBITDA Reconciliation”.

[6]	Adjusted EBITDA margin represents the ratio of Adjusted EBITDA to revenue.

FY 2021 Financial and Strategic highlights

●	Record revenues of £668 million, up 312% YoY and ahead of guidance given with Q3 2021 results

●	Vehicles sold up 233% to 49,853 during the year as the Company’s strong growth trajectory continued

●	UK Retail GPU of £427, a significant improvement versus £(229) in 2020 driven by increased scale, operational efficiencies, improved buying mix and an increase in ancillary revenues

●	UK refurbishment brought in-house giving full control of refurbishment and logistics

●	Launched car buying channel in H2 with a significant volume of cars sourced directly from consumers

●	Completed multiple acquisitions enhancing our infrastructure, proposition, team and geographic reach

●	Launched in France and Germany in Q4 and began preparing for launch in Spain and Italy in 2022

●	Successfully grew national brand awareness in the UK to over 75% of the population

●	Achieved sector-leading consumer feedback with a Trustpilot rating of 4.8 stars

●	Listed on the NYSE raising proceeds of approximately $836 million net of fees

Fourth Quarter 2021 Financial and Strategic highlights

●	Revenue up 227% YoY to £245 million, driven by continued strong uptake of our offering combined with an acceleration in wholesale revenues after the launch of our car buying channel

●	Vehicles sold up 145% YoY to 16,325 in Q4 as demand for proposition continued to grow despite inventory constraints

●	UK Retail GPU of £233 with Q4 2021 impacted by seasonality, upfront investments in car buying channel and costs incurred to ramp up in-house reconditioning capabilities

●	Significant steps taken to scale in-house reconditioning capacity, delivering immediate results with website retail inventory growing to 4,675 by December 31, 2021

●	Strong momentum from car buying channel with over 30% of retail sales in the period sourced directly from consumers

●	Acquired Swipcar, Spain’s leading online car subscription marketplace, accelerating our planned launch in Spain in 2022

Since the end of the year

●	Raised $630 million from the issuance of convertible notes to an investor group led by Viking Global Investors to support continued growth and expansion in the UK and EU

●	Acquired brumbrum, Italy’s leading online car retailer and subscription platform, accelerating our planned launch in Italy in 2022 and providing our first in-house vehicle preparation site in the EU

●	Continued to ramp up our reconditioning capabilities which contributed significantly to the growth of our website inventory to record levels of approximately 6,500 vehicles in the UK as at April 5, 2022

●	UK unit sales have reached record levels resulting from the increased reconditioning capacity and available inventory and both France and Germany have continued to scale successfully since launch

●	Secured €50 million asset backed securitisation with BNP Paribas for subscription business in France and Germany.

Cash flow and liquidity

●	Cash position of £193 million as of December 31, 2021. In February 2022 we raised $630 million from the issuance of convertible notes

●	Capital expenditure was £30 million in 2021 as the Company rolled out significant infrastructure across the UK and Europe

●	Cash outflow of £191 million on mergers and acquisitions in 2021 as we substantially enhanced our infrastructure, product proposition and geographic reach

●	Cash outflow of £220 million to fund inventory during the year. During 2022 the Company intends to asset finance a large portion of its inventory that was previously cash financed, further enhancing our cash position

Company outlook

Today the Company reconfirms the outlook given at the time of its convertible fundraising on February 10, 2022.

It is expected that the Company’s market leading proposition, combined with a growing level of inventory will result in continued market share gains in the UK. Having recently launched in France and Germany, the Company plans to replicate the success of its UK business across both markets, in addition to launching in Spain and Italy later this year. In 2022, the Company expects to sell over 100,000 retail units and to generate revenues in excess of £2 billion, representing year-on-year growth of ~200%.

In addition to the substantial market share opportunity, the Company continues to see a clear path for significant Retail GPU improvement. Growth in GPU will be driven by a continued shift in buying mix including further success in the sourcing of cars directly from consumers. In addition, we expect the investments through 2021 and further progress in Q1 2022 to lead to continued efficiencies and operational leverage in reconditioning and logistics. Combined with further improvements to stock turn and enhancements to the Company’s products, partnerships and processes, we expect UK Retail GPU to be approximately £900 in 2022.

Conference Call

Cazoo will host a conference call today, April 7, 2022, at 8 a.m. ET. Investors and analysts interested in participating in the call are invited to dial 1-877-704-6255, or for international callers, 1-215-268-9947. A webcast of the call will also be available on the investor relations page of the Company’s website at https://investors.cazoo.co.uk.

About Cazoo - www.cazoo.co.uk

Our mission is to transform the car buying and selling experience across the UK & Europe by providing better selection, value, transparency, convenience and peace of mind. Our aim is to make buying or selling a car no different to ordering any other product online, where consumers can simply and seamlessly buy, sell, finance or subscribe to a car entirely online for delivery or collection in as little as 72 hours. Cazoo was founded in 2018 by serial entrepreneur Alex Chesterman OBE, is backed by some of the leading technology investors globally and is publicly traded (NYSE: CZOO).

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of Cazoo may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (1) realizing the benefits expected from the Business Combination with Ajax; (2) achieving the expected revenue growth and effectively managing growth; (3) executing Cazoo’s expansion strategy in Europe; (4) acquiring and integrating other companies; (5) achieving and maintaining profitability in the future; (6) having access to suitable and sufficient vehicle inventory for resale to customers and for Cazoo’s subscription offering and reconditioning and selling inventory expeditiously and efficiently; (7) expanding Cazoo’s subscription offering; (8) increasing Cazoo’s service offerings and price optimization; (9) effectively promoting Cazoo’s brand and increasing brand awareness; (10) expanding Cazoo’s product offerings and introducing additional products and services; (11) enhancing future operating and financial results; (12) acquiring and protecting intellectual property; (13) attracting, training and retaining key personnel; (14) complying with laws and regulations applicable to Cazoo’s business; (15) successfully deploying the proceeds from the Business Combination; and (16) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form F-1 and the prospectus included therein filed by Cazoo Group Ltd (f/k/a Capri Listco). The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the disclosure included in other documents filed by Cazoo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Cazoo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Cazoo gives no assurance that it will achieve its expectations.

Cautionary Statement

The financial results for our year ended December 31, 2021 presented in this announcement are unaudited. Our actual results may differ from these unaudited results due to the completion of our financial closing procedures, final adjustments, external auditor review of the financial data and other developments that may arise between the date of this press release and the time that financial results for the year ended December 31, 2021 are finalized. Our actual results for the year ended December 31, 2021 may differ materially from the unaudited results disclosed herein (including as a result of year-end closing and audit procedures and review adjustments) and are not necessarily indicative of the results to be expected for any future period. Accordingly, you should not place undue reliance upon this information. Preliminary financial results are subject to risks and uncertainties, many of which are not within our control. The unaudited results included herein have been prepared by, and are the responsibility of, our management. Our independent registered public accounting firm has not audited, reviewed, compiled, or performed any procedures with respect to this information. Accordingly, our independent registered public accounting firm does not express an opinion or any other form of assurance with respect thereto.

Non-IFRS Financial Measures

This release includes certain financial measures not based on IFRS, including Adjusted EBITDA and Adjusted EBITDA Margin (together, the “Non-IFRS Measures”)

In addition to Cazoo’s results determined in accordance with IFRS, the Company believes that Adjusted EBITDA and Adjusted EBITDA Margin provide useful information for management and investors to assess the underlying performance of the business as they remove the effect of certain non-cash items and certain charges that are not indicative of Cazoo’s core operating performance or results of operations. Cazoo believes that non-IFRS financial information, when taken collectively with financial measures prepared in accordance with IFRS, may be helpful to investors because it provides an additional tool for investors to use in evaluating Cazoo’s ongoing operating results and trends and because it provides consistency and comparability with past financial performance. However, Cazoo’s management does not consider Non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS.

Adjusted EBITDA and Adjusted EBITDA Margin are presented for supplemental informational purposes only, have limitations as analytical tools and should not be considered in isolation from, or as a substitute for, the analysis of other IFRS financial measures, such as loss for the period from continuing operations. Some of the limitations of Adjusted EBITDA and Adjusted EBITDA Margin include that they do not reflect the impact of working capital requirements or capital expenditures and other companies in Cazoo’s industry may calculate Adjusted EBITDA and Adjusted EBITDA Margin differently, or use a different accounting standard such as U.S. GAAP, which limits their usefulness as comparative measures. Cazoo urges investors to review the reconciliation of Adjusted EBITDA to loss for the period included below, and not to rely on any single financial measure to evaluate its business.

Adjusted EBITDA is defined as loss for the period from continuing operations adjusted for tax, finance income/expense, depreciation and amortization and impairment of intangible assets, share based payment expense, IFRS 2 expense on Business Combination, fair value movement in warrants and exceptional items.

Adjusted EBITDA margin is defined as the ratio of Adjusted EBITDA to revenue.

Contacts

Investor Relations:

Cazoo: Robert Berg, Director of Investor Relations and Corporate Finance, investors@cazoo.co.uk

ICR: cazoo@icrinc.com

Media:

Cazoo: Lawrence Hall, Group Communications Director, lawrence.hall@cazoo.co.uk

Brunswick: Chris Blundell/Simone Selzer +44 20 7404 5959 / cazoo@brunswickgroup.com

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the year ended:

	Dec-21	Dec-20	Change
	£’m	£’m	(£’m)
Revenue[1]	668	162	506
Cost of sales	(643)	(165)	(478)
Gross profit/(loss)	25	(3)	28

Marketing expenses	(65)	(36)	(29)
Selling and distribution expenses	(55)	(18)	(37)
Administrative expenses	(235)	(42)	(193)
Loss from operations	(330)	(99)	(231)

Net finance expense	(5)	(1)	(4)
Other income and expenses[2]	(214)	-	(214)

Loss before tax	(549)	(100)	(449)

Tax (expense)/credit	(1)	1	(2)
Loss from discontinued operations	-	(4)	4

Loss for the year	(550)	(103)	(447)

[1]	Revenue excludes £17 million of sales in 2021 where Cazoo sold vehicles as an agent for third parties and only the net commission received from those sales is recorded within revenue (2020: £nil).

[2]	Other income and expenses includes a non-cash IFRS 2 expense of £241 million as a result of the Business Combination. This represents the excess of the fair value of shares issued by Cazoo to Ajax shareholders compared to the identifiable net assets held by Ajax.

ADJUSTED EBITDA RECONCILIATION

Reconciliation of loss for the year from continuing operations to adjusted EBITDA

	Dec-21	Dec-20
	£’m	£’m
Loss for the year	(550)	(103)
Loss for the year from discontinued operations	-	4
Loss for the year from continuing operations	(550)	(99)

Adjustments:
Tax expense/(credit)	1	(1)
Net finance expense	5	1
Depreciation and amortization and impairment of intangible assets	65	7
Share-based payment expense	44	4
IFRS 2 expense on Business Combination (non-cash)	241	-
Fair value movement in warrants	(27)	-
Exceptional items[1]	41	7
Total adjustments	370	18

Adjusted EBITDA	(180)	(81)

[1]	Exceptional items include transaction costs of £38 million in relation to the Business Combination, with the remainder primarily related to transaction costs incurred on acquisition of subsidiaries.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at:

	Dec-21	Dec-20
	£’m	£’m
Assets
Non-current assets
Property, plant and equipment and right-of-use assets	273	86
Goodwill and intangible assets	262	27
Trade and other receivables	10	7
	545	120
Current assets
Inventory	337	115
Trade and other receivables[1]	105	29
Cash and cash equivalents	193	244
	635	388
Total assets	1,180	508

Liabilities
Current liabilities
Trade and other payables	79	36
Loans and borrowings[2]	181	88
Lease liabilities	19	6
	279	130

Loans and borrowings[2]	68	2
Lease liabilities	71	42
Warrants	43	-
Provisions	8	3
Deferred tax liabilities	7	-
	197	47
Total liabilities	476	177

Net assets	704	330

Equity
Share capital, share premium and merger reserve	1,324	447
Retained earnings	(618)	(117)
Foreign currency translation reserve	(2)	-

Total equity	704	330

[1]	Prepayments within trade and other receivables includes inventory which has yet to arrive at Cazoo sites.
[2]	Loans and borrowings includes £245m of stocking loans and subscription facilities (2020: £87m) which are secured against vehicle inventory.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended:

	Dec-21	Dec-20
	£’m	£’m
Cash flows from operating activities:
Loss for the year	(550)	(103)
Tax expense/(credit)	1	(1)
Net finance expense	5	1
Depreciation and amortization and impairment of intangible assets	65	13
Share-based payment expense	44	4
IFRS 2 expense on Business Combination (non-cash)	241	-
Fair value movement in warrants	(27)	-
	(221)	(86)
Movement in inventory	(220)	(36)
Movement in subscription vehicles	(81)	-
Other working capital movements	(34)	6
Net cash used in operating activities	(556)	(116)

Cash flows from investing activities:
Purchases of property, plant and equipment	(30)	(18)
Purchases and development of intangible assets	(14)	(2)
Acquisition of subsidiaries, net of cash acquired	(191)	(16)
Net cash used in investing activities	(235)	(36)

Cash flows from financing activities:
Net proceeds from the Business Combination	622	-
Proceeds from issue of shares	-	349
Vehicle financing activities	139	20
Other financing activities	(20)	(8)
Net cash from financing activities	741	361

Net (decrease)/increase in cash and cash equivalents	(50)	209

Cash and cash equivalents at the beginning of the year	244	35
Net foreign exchange difference	(1)	-

Cash and cash equivalents at the end of the year	193	244